Exhibit (a)(5)(B)

Li Auto Inc. Announces Completion of the Put Right Offer for Its 0.25% Convertible Senior Notes due 2028

BEIJING, China, April 30, 2024 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it has completed its previously announced put right offer relating to its 0.25% Convertible Senior Notes due 2028 (CUSIP No. 50202M AB8) (the “Notes”). The put right offer expired at 5:00 p.m., New York City time, on Monday, April 29, 2024.

Based on the information from Deutsche Bank Trust Company Americas as paying agent for the Notes, no Notes were surrendered for repurchase pursuant to holders’ put right prior to the expiration of the put right offer. Following the Expiration Date, US$862,500,000 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, https://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, https://ir.lixiang.com.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

+86-10-6508-0677

Email: Li@tpg-ir.com